TERM INSURANCE RIDER

This extra benefit rider is attached to and made a part of this Policy. It provides non-participating term insurance on the life of the Insured named in the Policy Specifications.

If this Rider is added after the Date of Issue of this Policy, the effective date of the Rider is the date of coverage change shown on the supplemental Policy Specifications will be sent to You.

BENEFIT

Target Amount

The Target Amount is shown in the Policy Specifications or in the supplemental Policy Specifications if later changed. At the time of issue the Target Amount of this Rider cannot exceed Our limits then in effect. The limit will never be less than the Minimum Specified Amount of this policy as shown in the Policy Specifications.

Benefit Amount

The Benefit Amount of this rider is the greater of (a) or (b), where:

(a) is the Target Amount, or a percentage of the Total Account Value as defined in this Policy if greater than the Target Amount; less

       1. the greater of the Policy's Specified Amount and Total Account Value, if Death Benefit Option 1 is in effect; or

       2. the Policy's Specified Amount plus the Total Account Value, if Death Benefit Option 2 is in effect; or

       3. the Policy's Specified Amount plus the Accumulated Premiums, if Death Benefit Option 3 is in effect. In no event can the result of
              (3) be greater than the result of (2).

(b)    is zero.

The Benefit Amount of the rider is included in the total Death Benefit paid as described in the Death Benefit Options provision of this Policy. Subject to the terms of this Policy, We will pay the Benefit Amount for this Rider upon receipt at the Home Office of due proof of death of the Insured. The death of the Insured must occur while this Rider is in force.

Changes in Target Amount

General

We will require Your Written Request for any change in the Target Amount. Supplemental Policy Specifications will be sent to You once the change is completed. The change, if approved,


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will take effect on the Date of Coverage Change as shown in the supplemental
Policy Specifications.

Any change in the Minimum Monthly Rider Premium will be made on the next Monthly Deduction Day.

Increase in Target Amount

You may increase the Target Amount of this Rider at any time. At the time of increase the Target Amount of this Rider cannot exceed Our limits then in effect. The limit will never be less than the Minimum Specified Amount of this policy as shown in the Policy Specifications.

Satisfactory evidence of insurability may be required.

An increase in the Specified Amount of this Policy will not automatically increase the Benefit Amount of this Rider.

Decrease in Target Amount

You may decrease the Target Amount of this Rider at any time.

The decrease will take effect on the Monthly Deduction Day on or next following the date on which Your Written Request is received by the Home Office. The Target Amount cannot be decreased below this Policy's Minimum Specified Amount. A decrease in this Policy's Specified Amount will not automatically reduce the Target Amount of this Rider.

Renewal

While this Policy is in force, We will automatically renew this Rider annually until the Maturity Date of this Policy or the Insured's date of death as provided in the Coverage Beyond Maturity provision.

We will renew this Rider without evidence of insurability for another one-year term on the first day of the Policy year.

Other Provisions

Age

If the Insured's age is misstated, the Benefit Amount will be adjusted to reflect the death benefit that would have been purchased by the most recent Monthly Rider Cost at the correct age.

Reinstatement

If this policy is reinstated, this Rider may also be reinstated if satisfactory evidence of insurability on the Insured is provided to Us.

Minimum Monthly Rider Premium

The Minimum Monthly Rider Premium is shown in the Policy Specifications or in the supplemental Policy Specifications if later changed.

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Monthly Rider Cost

The Monthly Rider Cost will be the Benefit Amount for this Rider multiplied by the Monthly Rider Rate. This Policy's Monthly Deduction will be increased by the Monthly Rider Cost.

Monthly Rider Rate

The Monthly Rider Rate is based on the Insured's attained age, and premium class.

We may adjust the Monthly Rider Rate from time to time. Adjustments will be on a class basis and will be based on Our estimates for future cost factors, such as mortality, investment income, expenses, and length of time riders stay in force. Any adjustments will be made on a nondiscriminatory basis. The rate during any rider year may never exceed the rate shown for that year in the Table of Guaranteed Maximum Insurance Rates for Primary Insured as shown in the Policy Specifications. Those rates are based on the 1980 Commissioner's Standard Ordinary Mortality Table B.

Suicide and Incontestability

Suicide

If the Insured dies by suicide, while sane or insane, within 2 years from the Date of Issue of this Rider, We will refund all rider premiums paid. This Rider's Benefit Amount will not be paid.

If the Insured dies by suicide while sane or insane, more than 2 years from the Date of Issue of this Rider but within 2 years from the Date of Issue of any increase in coverage, We will pay:

1. The Benefit Amount for any coverage in effect more than 2 years from the Date of Issue of this Rider; plus

2.     the Minimum Monthly Rider Premiums for any increase in coverage.

All amounts will be calculated as of the date of death.

Incontestability

With respect to statements made in the initial application for the Insured:

[bullet] We will not contest this Rider after it has been in force during the lifetime of the Insured for two years from its Date of Issue.

With respect to statements made in any Subsequent Applications:

[bullet] We will not contest coverage relating to Subsequent Applications after coverage has been in force during the lifetime of the Insured for two years from the Date of Issue of such coverage.


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Termination

This Rider will end on the first to occur of:

1.     The Maturity Date of this Policy; or

2.     the date this Policy ends; or

3. the date on which this Policy's Specified Amount is decreased below the minimum Specified Amount required to allow attachment of this Rider; or

4. the next Monthly Deduction Day after We receive Your Written Request to terminate this Rider.

This Rider is attached to and made a part of this Policy. It is signed for Aetna on its Date of Issue.

Issued by AETNA LIFE INSURANCE AND ANNUITY COMPANY.



                               /s/ Lucille M. Nickerson

                                      Secretary


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